CMC

2004
ANNUAL REPORT

PRINCIPAL SUBSIDIARIES

HEATING AND AIR CONDITIONING:

Phoenix Manufacturing, Inc.
PHOENIX, ARIZONA

Manufactures evaporative air coolers.

Williams Furnace Co.
COLTON, CALIFORNIA

Manufactures heating and cooling equipment.

CONSTRUCTION MATERIALS:

Castle Concrete Company and Transit Mix Concrete Co.
COLORADO SPRINGS, COLORADO

Produce and distribute ready mix concrete and construction aggregates. Also distribute other building materials including fabricated hollow metal and wood doors.

Transit Mix of Pueblo, Inc. and McKinney Door and Hardware, Inc.
PUEBLO, COLORADO

Produce and distribute ready mix concrete and construction aggregates. Also distribute other building materials including fabricated hollow metal and wood doors.

Rocky Mountain Ready Mix Concrete, Inc.
DENVER, COLORADO

Produces and distributes ready mix concrete.

DIRECTORS

William D. Andrews
Former Senior Vice President, Executive Vice President and Director of Fixed Income
Stein, Roe & Farnham
(Financial services)

Thomas H. Carmody ✻■
Chairman of the Board
Ameridream
(Charitable organization providing housing down payment assistance)
and Chief Executive Officer
Summit International, LLC
(Sports marketing and distribution)

Betsy R. Gidwitz
Former Instructor
Massachusetts Institute of Technology

James G. Gidwitz
Chairman of the Board
Chief Executive Officer

Ralph W. Gidwitz
Managing Partner and Chief Executive Officer
Capital Results, LLC
(Financial consulting)

Ronald J. Gidwitz
Partner
GCG Partners
(Strategic counsel and equity capital)

Theodore R. Tetzlaff ●
Partner
McGuireWoods LLP
(Legal services)
and General Counsel
Peoples Energy Corporation
(Energy company)

Peter E. Thieriot ✻■▼
General Manager
Elk Mountain Ranch Company, LLC
(Privately owned livestock ranch)

Darrell M. Trent ✻●
Chairman of the Board and Chief Executive Officer
Acton Development Company, Inc.
(Real estate development and property management)

✻ member of Audit Committee
▼ financial expert of the Audit Committee
● member of Compensation Committee
■ member of Nominating Committee

PRINCIPAL OFFICERS

James G. Gidwitz
Chairman and Chief Executive Officer

Joseph J. Sum
Vice President and Chief Financial Officer

Mark S. Nichter
Secretary and Controller

EXECUTIVE OFFICES:

200 S. Wacker Drive, Suite 4000
Chicago, Illinois 60606-5821
312.541.7200

DEAR SHAREHOLDER:

Our 2004 results reflected the general economic and local competitive forces we confronted this past year. We increased consolidated sales by $6,775,000 or 5.6%, as market conditions improved for our southern Colorado construction materials operations and sales volume increased at our Denver ready mix business. However, operating income of $3,123,000 in 2004 was $326,000 lower than the previous year. An intensely competitive market in the Denver area forced concrete prices lower there.

Prices for certain key raw materials and commodities increased significantly which decreased profit margins in both the construction materials and heating and air conditioning segments. Due to a lower income tax rate in 2004, net income was $2,273,000, slightly higher than the previous year.

We continued our stock repurchase program, buying nearly 70,000 shares in 2004 for $1,980,000. Earnings per share, assisted by the stock repurchases, were $1.38 on a fully-diluted basis compared to $1.31 per share in 2003.

Capital expenditures were $4,267,000, an increase of $1,387,000 over the prior year, reflecting the improving Colorado construction markets and new equipment needs for our heating and air conditioning businesses.

Construction Materials Segment

Sales in the construction materials segment increased by $8,905,000, or 12.5%. The Colorado construction markets continued their gradual improvement from the severe downturn that began in the second half of 2001.

Cement and fuel prices, key cost factors in the ready mix concrete business, increased over the past year. Our Colorado door businesses contended with a substantial increase in steel prices. All of the southern Colorado operations were able to increase selling prices to offset the cost increases and maintain profit margins. However, competitive conditions in Denver drove concrete prices down. The combination of the higher costs, lower selling prices, and increased workers' compensation claims resulted in an increased loss for our Denver subsidiary. Capital expenditures in this segment were $3,017,000 including a new concrete batch plant in Pueblo West, a rapidly growing residential community.

We donated the Queens Quarry site to the United States Forest Service. The Queen's Quarry, opened in the mid-1950s and operated by Castle Concrete Co. until the early 1990s, provided materials used throughout the Colorado Springs area, including in the construction of the Air Force Academy. Its treasured Colorado red rock beautified countless landscape projects. However, its proximity to the City of Colorado Springs and its visibility made for much controversy while it operated. An enhanced reclamation effort, encompassing an endeavor between Castle and the local community, took many years to complete. We are especially pleased that the site has been designated as a protected refuge for Rocky Mountain big horn sheep and named after the late Greg Francis, who directed the quarry's reclamation.

Heating and Air Conditioning Segment

In 2004 heating and air conditioning segment sales declined by $2,146,000 or 4.4%, primarily due to the partial loss of the evaporative cooler business at a national home center account. Sales of Williams Furnace Co. heating products were steady compared to the prior year. Fan coil sales rose, reflecting a modest improvement in industry-wide demand. Profit margins were down in 2004, primarily from steel price increases in the second half of the year. World-wide steel demand drove prices substantially higher. Lower evaporative cooler volume also negatively influenced profits. Heating and air conditioning segment capital expenditures were $1,217,000 to fund quality enhancement, cost-reduction, and workplace safety projects.

Tender Offer

On March 24, 2005, we announced our intent to initiate a self-tender offer for up to 400,000 shares of our common stock. In this modified Dutch auction tender offer, shareholders may choose to sell part or all of their shares to the Company at a price not less than $27.50 per share and not more than $30.50 per share.

You may have already received materials explaining your options about this proposed transaction. Please read all the materials carefully before making your decision.

Our motivation in making the tender offer is twofold. First, we believe that our stock represents a prudent investment at recent market prices. Second, given the recent low volume and other stock trading characteristics, we want to provide a more efficient opportunity for shareholders to sell some or all of their shares.

The Company marked its 50th anniversary in 2004, and some of our smaller shareholders have held their shares for many of those years. The self-tender transaction gives them and all shareholders an opportunity to sell their stock at the high-end of the stock's historical trading range and to avoid any transaction costs. It is important to note that all shareholders will make their own decision as to whether to tender their shares or maintain their ownership interest in the Company.

Whatever your decision is regarding your shares, we appreciate the support that you have given us over the years.

Sincerely,

James G. Gidwitz
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

THE COMPANY operates primarily in two industry segments, the heating and air conditioning segment and the construction materials segment. The primary products manufactured by the heating and air conditioning segment are gas-fired wall furnaces, console heaters, evaporative coolers and fan coils. Gas-fired wall furnaces, console heaters and fan coil products are manufactured at Williams Furnace Co. (WFC), headquartered in Colton, California. Evaporative coolers are manufactured at Phoenix Manufacturing, Inc. (PMI), headquartered in Phoenix, Arizona. The primary products of the construction materials segment are ready mix concrete, construction aggregates, building supplies and doors which are offered by Transit Mix Concrete Co. and Castle Concrete Company in Colorado Springs, Colorado and Transit Mix of Pueblo, Inc. and McKinney Door and Hardware, Inc. (MDHI) in Pueblo, Colorado. Currently, Rocky Mountain Ready Mix Concrete, Inc. (RMRM) of Denver, Colorado, only offers ready mix concrete.

HEATING AND AIR CONDITIONING SEGMENT

Furnace and console heater sales volume in 2004 was steady compared to the prior year's level; however, margins declined as a result of the increased steel prices.

Fan coil sales increased as a result of a modest increase in industry-wide demand. Margins were similarly affected by increased raw material prices and price competition.

Evaporative cooler sales volume declined primarily due to the loss of a portion of the evaporative cooler business at a national home center account. As with the furnace product line, margins declined as steel prices increased.

Selling, general and administrative expenses were lower due to a reduction in office personnel and reduced legal costs. Sales commissions were lower as a result of the decline in evaporative cooler sales.

This segment's pre-tax earnings exceeded its cash flow by approximately $860,000. A decrease in payables and accrued expenses accounted for most of the reduced cash flow. Capital expenditures modestly exceeded depreciation. Capital expenditures included the replacement of certain equipment at PMI to improve safety and the purchase of a finishing system at WFC for certain wall furnace components.

CONSTRUCTION MATERIALS SEGMENT

Despite their proximity, Denver, Colorado Springs and Pueblo have distinct competitive and economic conditions. Concrete sales volumes improved in all three markets compared to last year, reflecting a modest improvement in construction activity along the Front Range in Colorado. The price of concrete, however, illustrated the diversity of the three markets. While increases in cement and fuel prices were able to be substantially recovered through increased selling prices in the Pueblo and Colorado Springs markets, average selling prices in Denver actually declined reflecting the intensely competitive market.

The sales volume of construction aggregates decreased modestly from the 2003 level; however, gross profits rose as a result of improved operations at the two recently added aggregates plants, one at the Colorado Springs sand operation and the other at our Pueblo gravel operation.

Sales of doors and supplies increased over 25% from the prior year. While steel prices also affected these operations, gross profits improved because of well-timed inventory purchases that enabled the division to satisfy customers' demands for reinforced steel bar (rebar) when much of the competition could not acquire adequate supplies.

The construction materials segment typically requires large capital investments, particularly when volume is strong. Capital spending increased slightly during 2004 to $3,017,000, mirroring the modest increase in demand for concrete. A new batch plant in Pueblo West was added as well as a truck tracking system. Other expenditures were primarily routine replacements and upgrades.

Cash flow from this segment was less than pre-tax earnings by approximately $745,000. An increase in receivables, reflecting the improved sales volume, temporarily reduced cash flow.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(REFERENCES TO A "NOTE" ARE TO NOTES TO CONSOLIDATED FINANCIAL STATEMENTS)

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $2,828,000 at the end of 2004 compared to $4,609,000 at the prior year-end. Operations in 2004 provided $5,519,000 of cash compared to $7,778,000 in 2003 and $9,753,000 generated in 2002. The decrease in net cash generated by operating activities in 2004 compared to 2003 was largely due to a lower level of earnings before non-cash charges and gains on sale of property and equipment. Net working capital increased by $1,467,000 compared to an increase of $595,000 in 2003. The decrease in net cash generated by operating activities in 2003 compared to 2002 was primarily due to the decreased earnings. Net working capital increased by $595,000 in 2003 compared to an increase of only $122,000 in 2002.

Net cash used in investing activities was $3,350,000 in 2004, $2,535,000 in 2003 and $9,547,000 in 2002. Capital expenditures for 2004, 2003 and 2002 were $4,267,000, $2,880,000 and $7,561,000, respectively. The capital expenditures in 2004 included a new batch plant in Pueblo West and a truck tracking system. The capital expenditures in 2003 included the construction of a maintenance facility in Pueblo and completion of the Brighton batch plant begun in 2002. The expenditures in 2002 included the completion of three large projects that were begun in 2001: a new state-of-the-art sand processing plant was completed in Colorado Springs during the third quarter, a new aggregate processing plant in Pueblo was completed in June and a new central mix batch plant was added in Colorado Springs. In addition, a new batch plant was purchased to replace the existing facility in Brighton, Colorado. As noted above, the new plant became operational in 2003.

Proceeds from the sale of property and equipment were $917,000, $345,000 and $139,000 during 2004, 2003 and 2002, respectively. Sales of two parcels of real estate generated $695,000 of the 2004 amount. On April 1, 2002, $2,125,000, net of cash received, was expended to purchase McKinney Door and Hardware, Inc. (MDHI).

Budgeted capital expenditures for 2005 are approximately $4,265,000 (including $3,240,000 for the construction materials segment and $925,000 for the heating and air conditioning segment), which is approximately $1,470,000 less than planned depreciation, depletion and amortization.The expenditures are primarily for routine replacement and upgrades. The Company expects that the 2005 expenditures will be funded from existing cash balances and operating cash flow.

During 2004, cash of $3,950,000 was used in financing activities. Scheduled long-term debt payments of $1,970,000 were made during the year including the final $220,000 due on capital lease obligations. Under the Company's ongoing share repurchase program, cash of $1,980,000 was used to acquire 69,949 shares during 2004. During 2003, cash of $4,170,000 was used in financing activities. Scheduled long-term debt payments of $2,550,000 were made during the year including $300,000 against capital lease obligations. Cash of $1,620,000 was used to acquire 63,135 shares of treasury stock. During 2002, cash of $4,249,000 was used in financing activities repaying scheduled long-term debt of $3,620,000 which included $620,000 against capital lease obligations. An additional $604,000 was used to acquire 22,599 shares treasury stock.

CAPITAL RESOURCES, OBLIGATIONS AND COMMITMENTS, AND OFF-BALANCE SHEET ARRANGEMENTS

Revolving Credit and Term Loan Agreement

The Company signed a Revolving Credit and Term Loan Agreement (Credit Agreement) with two banks in September 2003. The Credit Agreement provides for a revolving credit facility of $10,000,000 and a term loan facility in the original amount of $11,500,000. Both facilities are unsecured and bear interest at prime or a performance-based LIBOR rate. The term loan is payable in escalating quarterly installments with final payment of all then unpaid principal on June 30, 2008. At January 1, 2005, $9,000,000 was outstanding on the term loan while there was no balance outstanding on the revolving credit facility. The revolving credit facility is available for seasonal needs including the funding of seasonal sales programs related to the furnace and evaporative cooler product lines. The line is also used for stand-by letters of credit to insurance carriers in support of self-insured amounts under the Company's risk management program. Currently, such performance-based rate is LIBOR plus 1.50% for the term loan and LIBOR plus 1.25% for borrowings under the revolving credit facility. Effective December 17, 2001, the Company entered into an interest rate swap agreement (Swap Agreement) in order to minimize the adverse impact of the floating interest rate characteristic of most of the Company's term loan borrowings. The Company's current effective interest rate on the outstanding term loan is 5.88% after giving effect to the Swap Agreement. Such rate is subject to adjustment depending upon the Company's performance. The Company concluded that it was appropriate to take advantage of the interest rate environment and fix the interest rate at a relatively low level for a five-year period.

Obligations and Commitments

The following tables represent our obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees, as of January 1, 2005.

Payments Due by Period as of January 1, 2005 (amounts in thousands)

Contractual Obligations	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Long-term debt including interest (See Note 3)	$ 9,868	$ 2,427	$ 7,441	$ -	$ -
Operating leases (See Note 7)	8,664	1,473	3,973	1,708	1,510
Minimum royalty agreement (See Note 7)	20,859	386	1,159	773	18,541
Total contractual obligations	$ 39,391	$ 4,286	$ 12,573	$ 2,481	$ 20,051

Interest on long-term debt is computed using the interest rate in effect at January 1, 2005 and gives effect to the Swap Agreement. The interest amounts do not include estimated interest payments due under our revolving credit facility because future borrowings under this facility are unknown at this time.

Amounts of Commitment Expiration per Period as of January 1, 2005 (amounts in thousands)

Other Commercial Commitments	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Standby letters of credit	$ 2,010	$ 2,010	$ -	$ -	$ -

Other than the anticipated funds to be provided to fund the tender offer discussed in Note 12, we believe that existing cash balances and anticipated cash flow, supplemented by seasonal borrowings against the revolving line of credit, will be sufficient to cover expected cash needs, including servicing debt and planned capital expenditures for at least the next twelve months.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that would be likely to have a material current or future effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

OPERATIONS: FISCAL 2004 VS. 2003

Consolidated sales, at $126,940,000 in 2004, were $6,775,000, or 5.6%, higher than in 2003. The increase was realized by the construction materials segment where sales reached $80,398,000, 12.5% above the 2003 amount. Concrete volumes grew in all locations as construction activity along the Front Range in Colorado improved modestly. Prices improved in the Colorado Springs and Pueblo markets in response to increased cement and fuel costs. The Denver market remained highly competitive resulting in lower ready mix concrete prices in spite of the higher cement and fuel costs. Sales of construction aggregates declined slightly. Sales in the supply and door divisions were strong and exceeded the 2003 level by over 25%. Sales in the heating and air conditioning segment decreased $2,146,000 (4.4%). The decline was primarily due to lower evaporative cooler sales as a result of losing the window unit business at a large national home center account. Furnace sales were approximately the same as the prior year. Fan coil sales improved in a still weak market.

The Company experienced a high level of price competition in all of its product lines during 2004, especially in the Denver ready mix concrete market. During 2004, steel and fuel prices dramatically outpaced the general rate of inflation. The Company was able to recover a portion of the cost increases through higher selling prices. The rate of increase in health care costs subsided in 2004 compared to the prior year.

Cost of sales (exclusive of depreciation, depletion and amortization), as a percent of sales, increased from 78.0% to 81.4%. The decline in the heating and air conditioning segment was primarily due to increased steel costs during the year, an increase in workers' compensation claims and the write-off of the remaining inventories associated with a product manufactured at our Phoenix plant. The decline in the construction materials segment was primarily in the Denver market due to lower prices for ready mix concrete exacerbated by higher cement and fuel costs and an increase in workers' compensation claims.

Selling and administrative expenses decreased in 2004 despite the increase in sales. The decrease occurred in the heating and air conditioning segment as a result of a reduction in office staff and reduced legal expenses. Commissions declined reflecting the decrease in evaporative cooler sales. The decrease in the heating and air conditioning segment was partially offset in the construction materials segment where selling and administrative expenses increased in response to the improved sales.

Depreciation, depletion and amortization declined reflecting the effect of reduced capital spending in recent years.

The gain on disposition of property and equipment increased due to the sales of two parcels of real estate in Colorado which generated gains of $489,000 in 2004.

The decline in operating income from $3,810,000 to $3,504,000 is primarily due to the increased raw material costs and lower evaporative cooler sales in the air conditioning segment partially offset by the increased sales, lower depreciation expense and the gain on sale of property in the construction materials segment.

Other income declined as a result of $176,000 of gain realized during 2003 on the settlement of property tax bills related to the Oracle Ridge Mining Partners property.

The Company's 2004 effective income tax rate (24.0%) reflects federal and state statutory rates adjusted for non-deductible and other tax items. The effective rate in 2004 was reduced by 5.5% due to earned Colorado and California Enterprise Zone credits that resulted in either a refund of prior years' taxes or that will benefit future tax years. A deduction for percentage depletion, the donation of appreciated property and the release of tax contingencies also reduced the tax rate by 3.1%, 1.3% and 4.2%, respectively. See Note 9.

OPERATIONS: FISCAL 2003 VS. 2002

Consolidated sales in 2003 declined $8,136,000, or 6.3%, to $120,165,000. Sales declined $4,399,000 (5.8%) in the construction materials segment. The reduced level of construction activity along the Front Range in Colorado led to lower volumes and increased price competition resulting in lower ready mix concrete prices, most notably in the Denver metropolitan area. The reduced volume combined with the lower prices account for the diminished sales level. Sales in the heating and air conditioning segment decreased $3,919,000 (7.5%). Fan coil sales continued to reflect the nationwide slump in commercial construction, particularly hotel construction. The sharp decline in fan coil sales was only partially offset by improved evaporative cooler sales. The improved evaporative cooler sales were primarily driven by hot, dry weather that persisted later in the year than normal.

The Company experienced a high level of price competition in all of its product lines during 2003, especially in the Denver ready mix concrete market. During 2003, inflation was not a significant factor at any of the operations except that employee health care costs and general business insurance premiums again dramatically outpaced the rate of inflation.

Cost of sales (exclusive of depreciation, depletion and amortization), as a percent of sales, decreased from 78.3% to 78.0%. The improvement realized in the heating and air conditioning segment was primarily due to a $662,000 write-down in 2002 of inventories and other costs associated with a product manufactured at our Phoenix plant. A very slight improvement was experienced in the construction materials segment due to the inclusion of MDHI for the full year in 2003. The further decline in construction activity along the Front Range in Colorado had the effect of increasing price competition resulting in lower prices for ready mix concrete. The effect of lower concrete prices on 2003 profit margins was largely offset by lower costs and operating improvement at the various aggregates locations.

Selling and administrative expenses increased in 2003 despite the decline in sales. The increase was due to higher legal costs related to product liability claims and a dispute with a supplier concerning the continued availability of a key purchased component for our evaporative cooler product line.

Gain on disposition of property and equipment increased in 2003 due to $155,000 realized from the sale of a not exploitable aggregate property in Colorado.

The decline in operating income from $5,766,000 to $3,810,000 is primarily due to the decreased sales, the heightened competition in Colorado and the aforementioned increased legal costs.

Other income increased in 2003 as a result of $176,000 of gain realized on the settlement of property tax bills related to the Oracle Ridge Mining Partners property.

The Company's 2003 effective income tax rate (31.9%) reflects federal and state statutory rates adjusted for non-deductible and other tax items. The effective rate in 2003 was reduced by 5.3% due to earned California Enterprise Zone credits that will benefit future tax years. See Note 9.

RELATED PARTY TRANSACTIONS

The Company purchases insurance coverage for workers' compensation, general and product liability together with another company controlled by the Company's principal shareholders to minimize insurance costs and to obtain other more favorable terms. Allocation of the expense of the program is either provided by the underwriter or based upon a formula that considers, among other things, sales levels, loss exposure and claim experience. Claims under the self-insured portion of the policies are charged directly to the incurring party.

CRITICAL ACCOUNTING POLICIES

Financial Reporting Release No. 60, issued by the Securities and Exchange Commission, requires all registrants, including the Company, to include a discussion of "critical" accounting policies or methods used in the preparation of financial statements. We believe the following are our critical accounting policies and methods.

Inventories

Inventories are priced at the lower of cost (76% at January 1, 2005 at last-in, first-out, with the remainder at first-in, first-out) or market. Inventories are reviewed annually for excess or obsolete stock with a provision recorded, where appropriate.

Intangibles

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized as a charge to earnings. We annually assess goodwill for potential impairment. This assessment requires us to make significant assumptions and estimates about the extent and timing of future cash flows, discount rates, and growth rates. No impairment was indicated in the current year. If the assessment had indicated that the carrying value of goodwill was impaired, an impairment charge would have been recorded for the amount by which the carrying value of the goodwill exceeded its fair value. Management believes that the assumptions and estimates used to determine the estimated fair values are reasonable; however, changes in different assumptions and estimates could materially affect the estimated fair value.

Liabilities

The Company purchases insurance coverage for workers' compensation, general product and automobile liability, retaining certain levels of risk (self-insured portion). Provision for workers' compensation and automobile claims is estimated based upon information provided by the Company's independent claims administrator and the Company's own experience. With regard to product liability, provisions for both claims and unasserted claims that would be covered under the self-insured portion of the policies are recorded in accordance with the requirements of SFAS No. 5, "Accounting for Contingencies," and are reviewed at least annually for revisions in estimates.

The Company records a reserve for future reclamation work to be performed at its various aggregate operations based upon estimates of the recoverable quantities of rock and sand available in each location combined with an estimate of the total expense that will be incurred to reclaim a property. Provision is made based upon the units-of-production method. Actual reclamation costs are charged against the reserve. The adequacy of the recorded reserve is assessed annually. Estimates of both the quantities of recoverable material and the cost of reclamation are periodically updated by an independent professional. In a similar manner, depletion of rock and sand deposits and amortization of deferred development costs are computed by the units-of-production method based upon estimated recoverable quantities of rock and sand.

Sales

The Company recognizes revenue as products are shipped to customers. The amount is recorded net of applicable provisions for discounts, volume incentives, returns and allowances. At the time of revenue recognition, the Company also provides an estimate of potential bad debt and warranty expense as well as an amount anticipated to be granted to customers under cooperative advertising programs based upon current program terms and historical experience.

Recently Issued Accounting Standards and Tax Law Changes

The Financial Accounting Standards Board (FASB) has recently issued the following statements and interpretations:

In November 2004, SFAS No. 151, "Inventory Costs - An Amendment of ARB No. 43, Chapter 4," was issued which amends the guidance in Accounting Research Bulleting (ARB) No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight and rehandling costs be recognized as current-period charges regardless of whether they meet the criteria of "so abnormal" as stated in ARB No. 143. Additionally, SFAS 151 requires the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 1, 2005. The Company is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition but does not expect SFAS 151 to have a material impact.

In December 2004, SFAS No. 123R, "Share-based Payment" was issued and replaces SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires the measurement of all employee share-based payments, including grants of employee stock options, using a fair-value based model. Deferred compensation calculated under the fair value method would then be amortized into income over the respective vesting period of the stock option. The accounting provisions of SFAS 123R are effective for reporting periods beginning after June 15, 2005. The adoption of SFAS 123R will not have an impact on the Company's consolidated results of operations and financial condition as all stock options issued under the Company's stock option plan are fully vested.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the Act). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Act also provides for a two-year phase-out of the existing extra-territorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. The Company has not completed its analysis of the possible effect the phase-out of the ETI and phase-in of this new deduction may have on the Company.

Under the guidance in FASB Staff Position No. FAS 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," the deduction will be treated as a "special deduction" as described in FASB Statement No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction, if any, will be reported in the period in which the deduction is claimed on the Company's tax return.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information available to the Company at the time such statements were made. When used in this Report, words such as "anticipates," "believes," "contemplates," "estimates," "expects," "plans," "projects" and similar expressions are intended to identify forward-looking statements.

Actual results could differ materially from those projected in the forward-looking statements as a result of factors including but not limited to: weather, interest rates, availability of raw materials and their related costs, economic conditions and competitive forces. Changes in accounting pronouncements could also alter projected results. Forward-looking statements speak only as of the date they were made and we undertake no obligation to publicly update them.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risks related to commodity prices and interest rates. To manage interest rate risk, the Company has, from time to time, entered into interest rate swaps as cash flow hedges. These swaps are authorized by the Company's policies and procedures. The Company does not use swaps or hedging instruments for trading purposes, and is not a party to any transaction involving leveraged derivatives. Effective December 17, 2001, the Company entered into an interest rate swap agreement (Swap Agreement) in order to minimize the adverse impact of the floating interest rate characteristic of most of the Company's term loan borrowings. The Company's current effective interest rate on the portion of the term loan covered by the Swap Agreement is 5.88%. Such rate is subject to adjustment depending upon the Company's performance. Cash payments or receipts associated with this agreement are reflected in interest expense. The fixed rate under the Swap Agreement has exceeded the floating rate on the term loan during each of the years. The effect on operations was to reduce net income by $162,000, $257,000 and $239,000 for 2004, 2003 and 2002, respectively. The fair value of the Swap Agreement is recorded on the balance sheet with subsequent changes recorded as a separate component of accumulated other comprehensive income in shareholders' equity. At January 1, 2005, the amount subject to this Swap Agreement is $7,500,000 which amount decreases by $1,500,000 each September and March, terminating on December 18, 2006. The pre-tax fair value of the Swap Agreement is $39,000 at March 31, 2005. Although the Company will benefit from the Swap Agreement as interest rates increase, the effect is not expected to be material during either of the remaining two years. See paragraph below and above discussion under Financial Condition, Liquidity and Capital Resources. See Note 3.

Interest Rates

The Company utilizes revolving credit and term-loan facilities that bear interest at either prime or an adjusted LIBOR rate. The amount outstanding under these facilities aggregated $9,000,000 at January 1, 2005. The Company is not a party to any capital lease agreements as of January 1, 2005. See Note 3.

Commodities

The Company purchases commodities, such as steel, copper, aluminum, cement, fuel and cardboard for packaging, at market prices and does not currently use financial instruments to hedge commodity prices.

COMMON STOCK MARKET DATA

Continental Materials Corporation shares are traded on the American Stock Exchange under the symbol CUO. Market sales prices for the fiscal quarters of the past two years are:

	2004 High	2004 Low	2003 High	2003 Low
Fourth Quarter	$ 28.70	$ 26.40	$ 29.10	$ 23.25
Third Quarter	29.25	27.80	23.40	23.00
Second Quarter	29.40	28.35	26.45	20.15
First Quarter	29.40	27.40	27.30	26.45

At March 24, 2005, the Company had approximately 317 shareholders of record (including non-objecting beneficial owners).

The Company has never paid, nor does it currently intend to declare, any dividends. The Company's policy of reinvesting earnings from operations is reviewed periodically by the Board of Directors.

SELECTED FINANCIAL DATA

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

SUMMARY OF OPERATIONS	2004	2003	2002	2001	2000
Sales	$126,940	$120,165	$128,301	$130,211	$116,002
Net income from continuing operations	$ 2,373	$ 2,349	$ 3,275	$ 6,438	$ 5,335
PER SHARE DATA					
Basic earnings per share	$ 1.41	$ 1.34	$ 1.83	$ 3.55	$ 2.86
Weighted average shares outstanding	1,681	1,754	1,794	1,812	1,869
Diluted earnings per share	$ 1.38	$ 1.31	$ 1.79	$ 3.49	$ 2.81
Weighted average shares outstanding	1,725	1,791	1,830	1,845	1,901
Cash dividends declared per common share	$ 0	$ 0	$ 0	$ 0	$ 0
FINANCIAL CONDITION					
Current ratio	2.1:1	2.5:1	2.3:1	2.2:1	2.4:1
Total assets	$ 85,883	$ 81,826	$ 82,634	$ 86,063	$ 68,250
Long-term debt, including current portion	9,000	10,970	13,520	17,140	7,305
Shareholders' equity	51,448	50,857	49,989	47,722	41,813
Long-term debt to net worth ratio	.17:1	.22:1	.27:1	.36:1	.18:1
Book value per diluted share (Equity adjusted for exercise of options using end of year stock price and shares outstanding)	$ 31.09	$ 29.52	$ 28.01	$ 26.40	$ 22.78
Tangible book value per diluted share (Same as above calculation with Equity less unamortized Goodwill and Non-compete covenants)	$ 26.15	$ 24.65	$ 23.19	$ 22.13	$ 22.62
CASH FLOWS					
Net cash provided by (used in):					
Operating activities	$ 5,519	$ 7,778	$ 9,753	$ 13,219	$ 10,021
Investing activities	(3,350)	(2,535)	(9,547)	(19,215)	(2,662)
Financing activities	(3,950)	(4,170)	(4,249)	7,359	(1,490)
Net (decrease) increase in cash and cash equivalents	$ (1,781)	$ 1,073	$ (4,043)	$ 1,363	$ 5,869

Note: Above figures include the activity of RMRM for the entire fiscal 2001 year (purchased on December 31, 2000) and on and the activity of MDHI since April 1, 2002, the date it was acquired.

Consolidated Statements of Operations and Comprehensive Income For Fiscal Years 2004, 2003 and 2002

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	2004	2003	2002
Sales	$126,940	$120,165	$128,301
Costs and expenses			
Cost of sales (exclusive of depreciation, depletion and amortization)	103,320	93,713	100,477
Depreciation, depletion and amortization	5,027	6,062	6,080
Selling and administrative	15,699	16,783	16,033
Gain on disposition of property and equipment	611	233	79
Operating income	3,505	3,840	5,790
Interest expense	(516)	(670)	(922)
Other income (expense), net	134	279	157
Income before income taxes	3,123	3,449	5,025
Income tax provision	750	1,100	1,750
Net income	$ 2,373	$ 2,349	$ 3,275
Basic earnings per share	$ 1.41	$ 1.34	$ 1.83
Weighted average shares outstanding	1,681	1,754	1,794
Diluted earnings per share	$ 1.38	$ 1.31	$ 1.79
Weighted average shares outstanding	1,725	1,791	1,83
Comprehensive income:			
Net income	$ 2,373	$ 2,349	$ 3,275
Comprehensive income (loss) from interest rate swap, net of tax of $83, $90, and $214, respectively	198	139	(404)
Total comprehensive income	$ 2,571	$ 2,488	$ 2,871

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

Consolidated Statements of Cash Flows For Fiscal Years 2004, 2003 and 2002

(AMOUNTS IN THOUSANDS)

	2004	2003	2002
OPERATING ACTIVITIES			
Net income	$ 2,373	$ 2,349	$ 3,275
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation, depletion and amortization	5,027	6,062	6,080
Deferred income tax provision	89	83	422
Provision for doubtful accounts	108	112	75
Gain on disposition of property and equipment	(611)	(233)	(79)
Write-off of investment in product line	-	-	102
Changes in operating assets and liabilities			
Receivables	(1,472)	(425)	2,247
Inventories	(428)	(1,589)	2,158
Prepaid expenses	(28)	(176)	151
Prepaid royalties	(239)	3	(257)
Accounts payable and accrued expenses	735	146	(3,856)
Income taxes	88	1,132	(339)
Other	(123)	314	(226)
Net cash provided by operating activities	5,519	7,778	9,753
INVESTING ACTIVITIES			
Acquisitions of subsidiaries, net of cash received	-	-	(2,125)
Capital expenditures	(4,267)	(2,880)	(7,561)
Proceeds from sale of property and equipment	917	345	139
Net cash used in investing activities	(3,350)	(2,535)	(9,547)
FINANCING ACTIVITIES			
Repayment of long-term debt	(1,970)	(2,550)	(3,620)
Payment of amounts due former shareholders	-	-	(25)
Payments to acquire treasury stock	(1,980)	(1,620)	(604)
Net cash used in financing activities	(3,950)	(4,170)	(4,249)
Net increase (decrease) in cash and cash equivalents	(1,781)	1,073	(4,043)
CASH AND CASH EQUIVALENTS			
Beginning of year	4,609	3,536	7,579
End of year	$ 2,828	$ 4,609	$ 3,536
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ITEMS			
Cash paid (received) during the year			
Interest	$ 585	$ 799	$ 1,084
Income taxes	$ 608	$ (137)	$ 1,682

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

Consolidated Balance Sheets As of January 1, 2005 and January 3, 2004

(AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)

	January 1, 2005	January 3, 2004
ASSETS		
Current assets		
Cash and cash equivalents	$ 2,828	$ 4,609
Receivables less allowance of $325 and $436	18,418	17,054
Receivable for insured losses	4,466	709
Inventories	16,609	16,181
Prepaid expenses	1,268	1,260
Deferred taxes	2,291	1,804
Total current assets	45,880	41,617
Property, plant and equipment		
Land and improvements	2,776	3,128
Buildings and improvements	19,087	18,219
Machinery and equipment	70,048	69,660
Mining properties	5,250	5,175
Less accumulated depreciation and depletion	(67,128)	(65,309)
	30,033	30,873
Other assets		
Goodwill	7,374	7,374
Non-compete agreements	953	1,178
Prepaid royalties	1,140	901
Other	503	592
	$ 85,883	$ 82,535
LIABILITIES		
Current liabilities		
Current portion of long-term debt	$ 2,000	$ 1,970
Accounts payable	4,575	4,688
Income taxes	767	700
Accrued expenses		
Compensation	2,638	2,101
Reserve for self-insured losses	2,988	1,973
Liability for unpaid claims covered by insurance	4,466	709
Profit sharing	1,942	1,456
Reclamation	384	409
Other	1,712	2,877
Total current liabilities	21,472	16,883
Long-term debt	7,000	9,000
Deferred income taxes	3,796	3,219
Accrued reclamation	1,171	1,291
Other long-term liabilities	996	1,285
Commitments and contingencies (Notes 4 and 7)		
SHAREHOLDERS' EQUITY		
Common shares, $.25 par value; authorized 3,000,000 shares; issued 2,574,264 shares	643	643
Capital in excess of par value	1,982	1,982
Retained earnings	62,573	60,200
Accumulated other comprehensive losses (interest rate swap adjustments)	(67)	(265)
Treasury shares, at cost	(13,683)	(11,703)
	51,448	50,857
	$ 85,883	$ 82,535

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

Consolidated Statements of Shareholders' Equity For Fiscal Years 2004, 2003 and 2002

(AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)

	Common shares	Common shares amount	Capital in excess of par	Retained earnings	Accum. other comprehensive income (loss)	Treasury shares	Treasury shares cost
Balance at December 29, 2001	2,574,264	$ 643	$ 1,982	$ 54,576		768,167	$ 9,479
Purchase of treasury shares	–	–	–	–		22,599	604
Net income	–	–	–	3,275		–	–
Comprehensive loss from interest rate swap, net of tax of $214	–	–	–	–	$ (404)	–	–
Balance at December 28, 2002	2,574,264	643	1,982	57,851	(404)	790,766	10,083
Purchase of treasury shares	–	–	–	–	–	63,135	1,620
Net income	–	–	–	2,349	–	–	–
Comprehensive income from interest rate swap, net of tax of $90	–	–	–	–	139	–	–
Balance at January 3, 2004	2,574,264	643	1,982	60,200	$ (265)	853,901	11,703
Purchase of treasury shares	–	–	–	–	–	69,949	1,980
Net income	–	–	–	2,373	–	–	–
Comprehensive income from interest rate swap, net of tax of $83	–	–	–	–	198	–	–
Balance at January 1, 2005	2,574,264	$ 643	$ 1,982	$ 62,573	$ (67)	923,850	$13,683

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include Continental Materials Corporation and all of its subsidiaries (the Company) including McKinney Door and Hardware, Inc. (MDHI) from April 1, 2002. The acquisition of MDHI was made to complement existing operations and extend the market area served.

On April 1, 2002, the Company acquired MDHI for $2,125,000, net of cash received. The acquisition of MDHI has been accounted for as a purchase. The total purchase price and the fair value of liabilities assumed have been allocated to the tangible and intangible assets of MDHI based on respective fair values. The acquisition has resulted in an unallocated excess purchase price over fair value of net assets acquired of $900,000, which has been classified as goodwill.

Had the acquisition of MDHI occurred as of December 30, 2001, the unaudited pro forma results of the Company for 2002 would have been as follows (amounts in thousands except per share data):

Sales	$ 129,401
Net income	$ 3,154
Diluted earnings per share	$ 1.72

These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of the period presented or the results which may occur in the future.

The Consolidated Statements of Operations and Comprehensive Income for 2003 and 2002 have been revised to change the classification of gains on disposition of property and equipment from other income to operating income to conform to the current presentation. Certain other amounts have also been reclassified to conform to the current year presentation.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS AND TAX LAW CHANGES

The Financial Accounting Standards Board (FASB) has recently issued the following statements and interpretations:

In November 2004, Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs - An Amendment of ARB No. 43, Chapter 4," was issued which amends the guidance in Accounting Research Bulleting (ARB) No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight and rehandling costs be recognized as current-period charges regardless of whether they meet the criteria of "so abnormal" as stated in ARB No. 143. Additionally, SFAS 151 requires the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 1, 2005. The Company is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated results of operation and financial condition but does not expect SFAS 151 to have a material impact.

In December 2004, SFAS No. 123R, "Share-based Payment" was issued and replaces SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires the measurement of all employee share-based payments, including grants of employee stock options, using a fair-value based model. Deferred compensation calculated under the fair value method would then be amortized into income over the respective vesting period of the stock option. The accounting provisions of SFAS 123R are effective for reporting periods beginning after June 15, 2005. The adoption of SFAS 123R will not have an impact on the Company's consolidated results of operations and financial condition as all stock options issued under the Company's stock option plan are fully vested.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the Act). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Act also provides for a two-year phase-out of the existing extra-territorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. The Company has not completed its analysis of the possible effect the phase-out of the ETI and phase-in of this new deduction may have on the Company.

Under the guidance in FASB Staff Position No. FAS 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," the deduction will be treated as a "special deduction" as described in FASB Statement No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will, if any, be reported in the period in which the deduction is claimed on our tax return.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of January 1, 2005 and January 3, 2004 and the reported amounts of revenues and expenses during each of the three years in the period ended January 1, 2005. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for approximately 76% of total inventories at January 1, 2005 (76% at January 3, 2004). The cost of all other inventory is determined by the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method as follows:

Buildings	10 to 31 years
Leasehold improvements	Shorter of term of the lease or useful life
Machinery and equipment	3 to 10 years

Depletion of rock and sand deposits and amortization of deferred development costs are computed by the units-of-production method based upon estimated recoverable quantities of rock and sand. The estimated recoverable quantities are periodically reassessed.

The cost of property sold or retired and the related accumulated depreciation, depletion and amortization are removed from the accounts and the resulting gain or loss is reflected in operating income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments are capitalized and depreciated over their estimated useful lives.

OTHER ASSETS

Goodwill, all of which relates to the construction materials segment, is not amortized but rather assessed annually for impairment.

Identifiable intangible assets consist of the following (amounts in thousands):

	JANUARY 1, 2005		JANUARY 3, 2004	
	Gross carrying amount	**Accumulated amortization**	**Gross carrying amount**	**Accumulated amortization**
Amortized intangible assets:				
Pueblo non-compete	$ 500	$ 409	$ 500	$ 359
RMRM non-compete	1,250	500	1,250	375
MDHI non-compete	250	138	250	88
	$ 2,000	$ 1,047	$ 2,000	$ 822

The above noncompete agreements were signed at the time the Company acquired the Pueblo operations (October 21, 1996) and all of the stock of RMRM (December 31, 2000) and MDHI (April 1, 2002). Amortization of the agreements is computed on a straight-line basis over their agreement periods of 5 and 10 years. Amortization expense for these intangible non-compete agreements was $225,000, $225,000 and $213,000 for 2004, 2003 and 2002, respectively. The estimated amortization expense for the five subsequent fiscal years is as follows: 2005 - $225,000; 2006 - $216,000; 2007 - $137,000; 2008 - $125,000 and 2009 - $125,000.

RETIREMENT PLANS

The Company and certain subsidiaries have various contributory profit sharing retirement plans for specific employees. The plans allow qualified employees to make tax deferred contributions pursuant to Internal Revenue Code Section 401(k). The Company makes annual contributions, at its discretion, based primarily on profitability. Costs under the plans are charged to operations as incurred.

RESERVE FOR SELF-INSURED AND INSURED LOSSES

The Company's risk management program provides for certain levels of loss retention for workers' compensation, automobile liability and general and product liability claims. The components of the reserve for self-insured losses have been recorded in accordance with the requirements of SFAS No. 5, "Accounting for Contingencies," and represent management's best estimate of the future liability related to these claims up to the associated deductible limit. FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts," requires an entity to accrue the gross amount of a loss even if the entity has purchased insurance to cover the loss. Therefore the Company has recorded losses for workers' compensation, automobile liability and general and product liability claims in excess of the deductible amounts, i.e., amounts covered by insurance contracts, in "Liability for unpaid claims covered by insurance" with a corresponding "Receivable for insured losses" on the balance sheet. The Company's balance sheet as of January 3, 2004 has been reclassified to reflect this presentation. The components of the liability have been recorded in accordance with the requirements of SFAS No. 5, "Accounting for Contingencies," and represent both unpaid settlements and management's best estimate of the future liability related to open claims. Management has evaluated the credit worthiness of our insurance carriers and determined that recovery of the recorded losses is probable and, therefore, the receivable from insurance has been recorded for the full amount of the recorded losses.

RECLAMATION

In connection with permits to mine properties in Colorado, the Company is obligated to reclaim the mined areas. The Company records a reserve for future reclamation work to be performed at its various aggregate operations based upon estimates of the recoverable quantities of rock and sand available in each location combined with an estimate of the total expense that will be incurred to reclaim a property. Provision is made based upon the units-of-production method. Reclamation costs are charged to operations as the properties are mined. Actual reclamation costs are charged against the reserve. The adequacy of the recorded reserve is assessed annually. Estimates of both the quantities of recoverable material and the cost of reclamation are periodically updated with the assistance of an independent professional. Reclamation on any mining property is generally performed soon after each section of the deposit is mined.

REVENUE RECOGNITION

The Company recognizes revenue as products are shipped to customers. The amount is recorded net of applicable provisions for discounts, volume incentives, returns and allowances. At the time of revenue recognition, the Company also provides an estimate of potential bad debt and warranty expense as well as an amount anticipated to be granted to customers under cooperative advertising programs based upon program terms and historical experience. The changes in the aggregated product warranty liability for the year 2004, all of which is associated with the heating and air conditioning segment, were as follows (amounts in thousands):

Beginning balance	$ 155
Warranty related expenditures	(357)
Warranty expense accrued	308
Ending balance	$ 106

INCOME TAXES

Income taxes are reported consistent with SFAS No. 109, "Accounting for Income Taxes." Deferred taxes reflect the future tax consequences associated with the differences between financial accounting and tax bases of assets and liabilities.

CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables and temporary cash investments. The Company invests its excess cash in commercial paper of companies with strong credit ratings. The Company has not experienced any losses on these investments. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses based upon the aging of accounts receivable and historical experience and such losses have been within management's expectations. See Note 11 for a description of the Company's customer base and geographical location by segment.

IMPAIRMENT OF LONG-LIVED ASSETS

In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation were required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

FISCAL YEAR END

The Company's fiscal year end is the Saturday nearest December 31. Fiscal 2004, 2003 and 2002 consist of 52, 53 and 52 weeks, respectively.

2. INVENTORIES

Inventories consisted of the following (amounts in thousands):

	January 1, 2005	January 3, 2004
Finished goods	$ 7,343	$ 7,163
Work in process	1,684	1,486
Raw materials and supplies	7,582	7,532
	$ 16,609	$ 16,181

If inventories valued on the LIFO basis were valued at current costs, inventories would be higher as follows: 2004 – $4,050,000, 2003 – $2,126,000, and 2002 – $2,052,000. Reductions in inventory quantities during 2002 at two locations resulted in liquidation of LIFO inventory layers carried at costs that were lower than the costs of current purchases. The effect was not material.

3. LONG-TERM DEBT

Long-term debt consisted of the following (amounts in thousands):

	January 1, 2005	January 3, 2004
Unsecured term loan	$ 9,000	$ 10,750
Capital leases	-	220
	9,000	10,970
Less current portion	2,000	1,970
	$ 7,000	$ 9,000

The Company has a Revolving Credit and Term Loan Agreement (Credit Agreement) with two banks. The unsecured term loan is payable in escalating quarterly installments with final payment of all then unpaid principal on June 30, 2008. The loan, at the Company's option, bears interest at either prime or an adjusted LIBOR rate. The Credit Agreement requires the Company to maintain certain levels of consolidated tangible net worth, to attain certain levels of cash flow (as defined) on a rolling four-quarter basis, and to maintain certain ratios including consolidated debt to cash flow (as defined). Additional borrowings, acquisition of stock of other companies, purchase of treasury shares and payment of cash dividends are either limited or require prior approval by the lenders.

The Company is exposed to market risks related to commodity prices and interest rates. To manage interest rate risk, the Company has, from time to time, entered into interest rate swaps as cash flow hedges. These swaps are authorized by the Company's policies and procedures. The Company does not use swaps or hedging instruments for trading purposes, and is not a party to any transaction involving leveraged derivatives. Effective December 17, 2001, the Company entered into an interest rate swap agreement (Swap Agreement) in order to minimize the adverse impact of the floating interest rate characteristic of most of the Company's term loan borrowings. The Company's current effective interest rate on the portion of the term loan covered by the Swap Agreement is 5.88%. Such rate is subject to adjustment depending upon the Company's performance. Cash payments or receipts associated with this agreement are reflected in interest expense. The fixed rate under the Swap Agreement has exceeded the floating rate on the term loan during each of the years. The effect on operations was to reduce net income by $162,000, $257,000 and $239,000 for 2004, 2003 and 2002, respectively. The fair value of the Swap Agreement is recorded on the balance sheet with subsequent changes recorded as a separate component of accumulated other comprehensive income in shareholders' equity. At January 1, 2005, the amount subject to this Swap Agreement is $7,500,000 which amount decreases by $1,500,000 each September and March, terminating on December 18, 2006.

Aggregate long-term debt matures as follows (amounts in thousands):

2005	$ 2,000
2006	2,500
2007	3,000
2008	1,500
	$ 9,000

Under the Credit Agreement, the Company had an unsecured revolving line of credit of $10,000,000 during 2004 and 2003. The line, which expires in July 2006, is used for short-term cash needs and standby letters of credit. Interest was charged at prime or adjusted LIBOR rates on cash borrowings during both years.

The weighted average interest rate for all debt was 5.1% for fiscal 2004 and 5.6% for fiscal 2003. There was no balance outstanding against the line as of either January 1, 2005 or January 3, 2004.

At January 1, 2005, the Company had letters of credit outstanding totaling approximately $2,010,000 that collateralize the self-insured losses.

4. COMMITMENTS AND CONTINGENCIES

The Company is involved in litigation matters related to its continuing business, principally product liability matters related to the gas-fired heating products. In the Company's opinion, none of these proceedings, when concluded, will have a material adverse effect on the Company's results of operations or financial position as the Company has established adequate reserves for known occurrences.

5. SHAREHOLDERS' EQUITY

Under the Company's Stock Option Plan (the Plan), officers and key employees may be granted options to purchase the Company's common stock at option prices established by the Compensation Committee of the Board of Directors provided the option price is no less than the fair market value at the date of the grant. At January 1, 2005, there remained 227,600 shares available for future issuance under the Plan (excluding the 73,400 shares associated with options outstanding).

No options were exercised during 2004, 2003 or 2002. At January 1, 2005, there remain 73,400 options (all fully vested, 73,000 with an exercise price of $6.56 and 400 with an exercise price of $23.125) which will expire on September 25, 2005.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its Plan. Accordingly, no compensation expense was recognized for its stock-based compensation Plan.

Four hundred thousand shares of preferred stock ($.50 par value) are authorized and unissued.

6. EARNINGS PER SHARE

The Company computes earnings per share (EPS) in accordance with SFAS No. 128, "Earnings Per Share." The following is a reconciliation of the calculation of basic and diluted EPS for the years-ended 2004, 2003 and 2002 (dollars in thousands except per-share data).

	Net Income	Weighted average shares	Per-share earnings
2004			
Basic EPS	$ 2,373	1,681	$ 1.41
Effect of dilutive options	–	44	
Diluted EPS	$ 2,373	1,725	$ 1.38
2003			
Basic EPS	$ 2,349	1,754	$ 1.34
Effect of dilutive options	–	37	
Diluted EPS	$ 2,349	1,791	$ 1.31
2002			
Basic EPS	$ 3,275	1,794	$ 1.83
Effect of dilutive options	–	36	
Diluted EPS	$ 3,275	1,830	$ 1.79

7. RENTAL EXPENSE, LEASES AND COMMITMENTS

The Company leases certain of its facilities and equipment and is required to pay the related taxes, insurance and certain other expenses. Rental expense was $2,778,000, $2,922,000 and $3,737,000 for 2004, 2003 and 2002, respectively.

Future minimum rental commitments under non-cancelable operating leases for 2005 and thereafter are as follows: 2005 – $1,859,000; 2006 – $1,799,000; 2007 – $1,764,000; 2008 – $1,569,000; 2009 – $1,419,000 and thereafter – $21,113,000. Included in these amounts is $386,000 per year and approximately $18,928,000 in the "thereafter" amount related to minimum royalty payments due on an aggregates lease in conjunction with the Pueblo, Colorado operation. Also included in these amounts is $235,000 per year and approximately $412,000 in the "thereafter" amount related to a ground lease upon which the Company owns a building leased to a third party for approximately $344,000 per year. The ground lease runs through October 1, 2016 and contains a renewal clause. The building lease runs through January 31, 2013.

8. RETIREMENT PLANS

As discussed in Note 1, the Company maintains retirement benefit plans for eligible employees. Total plan expenses charged to operations were $1,606,000, $1,644,000 and $1,523,000 in 2004, 2003 and 2002, respectively.

9. INCOME TAXES

The provision (benefit) for income taxes is summarized as follows (amounts in thousands):

		2004	2003	2002
Federal:	Current	$ 665	$ 959	$1,201
	Deferred	53	56	541
State:	Current	(4)	58	126
	Deferred	36	27	(118)
		$ 750	$1,100	$1,750

The difference between the tax rate on income for financial statement purposes and the federal statutory tax rate was as follows:

	2004	2003	2002
Statutory tax rate	34.0%	34.0%	34.0%
Percentage depletion	(3.1)	(2.7)	(1.9)
State income taxes, net of federal benefit	2.9	1.9	2.2
Non-deductible expenses	1.2	.7	.4
Benefit of state tax credits	(5.5)	(5.3)	(1.9)
Donation of appreciated property	(1.3)	–	–
(Release) Build of tax contingency reserve	(4.2)	2.2	–
Other	–	1.1	2.0
	24.0%	31.9%	34.8%

For financial statement purposes, deferred tax assets and liabilities are recorded at a blend of the current statutory federal and states' tax rates – 38%. The principal temporary differences and their related deferred taxes are as follows (amounts in thousands):

	2004	2003
Reserves for self-insured losses	$ 1,134	$ 763
Accrued reclamation	590	645
Deferred compensation	460	447
Asset valuation reserves	189	230
Future state tax credits	574	502
Other	249	191
Total deferred tax assets	3,196	2,778
Depreciation	3,664	3,072
Deferred development	588	612
Other	449	510
Total deferred tax liabilities	4,701	4,194
Net deferred tax liability	$ (1,505)	$ (1,416)

The net current deferred tax assets are $2,291,000 and $1,803,000 at year-end 2004 and 2003, respectively.

10. UNAUDITED QUARTERLY FINANCIAL DATA

The following table provides summarized unaudited fiscal quarterly financial data for 2004 and 2003 (amounts in thousands, except per share amounts):

2004	First quarter	Second quarter	Third quarter	Fourth quarter
Sales	$27,247	$34,577	$30,900	$34,216
Depreciation, depletion and amortization	1,368	1,251	1,421	987
Operating (loss) profit	(416)	1,467	1,011	1,443
Net (loss) income	(363)	839	586	1,311
Basic (loss) income per share	(.21)	.50	.35	.79
Diluted (loss) income per share	(.21)	.48	.34	.77

2003	First quarter	Second quarter	Third quarter	Fourth quarter
Sales	$23,681	$34,620	$30,139	$31,725
Depreciation, depletion and amortization	1,532	1,595	1,517	1,418
Operating (loss) profit	(2,136)	1,834	1,255	2,887
Net (loss) income	(1,396)	1,011	707	2,027
Basic (loss) income per share	(.78)	.57	.41	1.17
Diluted (loss) income per share	(.78)	.56	.40	1.15

Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total for the year.

11. INDUSTRY SEGMENT INFORMATION

The Company reports its segments in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company is organized along its two principal product lines. Wall furnaces, console heaters, evaporative coolers and fan coils have been aggregated into the heating and air conditioning segment. Ready mix concrete, construction aggregates, building supplies and doors are combined to form the construction materials segment. The heating and air conditioning segment produces heating and cooling equipment for residential applications which is sold primarily to wholesale distributors and retail home centers. Fan coils are also sold to HVAC installing contractors and equipment manufacturers for commercial applications. A significant portion of fan coil revenues is dependent upon new hotel construction. Sales are nationwide, but are concentrated in the southwestern U.S. The construction materials segment is involved in the production and sale of concrete and other building materials and the exploration, extraction and sales of construction aggregates. Sales of this segment are highly concentrated in the Front Range area in Colorado.

The Company evaluates the performance of its segments and allocates resources to them based on operating income and return on investment. Other factors are also considered. Operating income is determined by deducting operating expenses from all revenues. In computing operating income, none of the following has been added or deducted: unallocated corporate expenses, interest, income or loss from unconsolidated investees, other income or loss or income taxes.

The following table presents information about reported segments for the fiscal years 2004, 2003 and 2002 along with the items necessary to reconcile the segment information to the totals reported in the financial statements (amounts in thousands).

	Heating and air conditioning	Construction materials (a)	All other (b)	Unallocated corporate (c)	Total
2004					
Revenues from external customers	$ 46,196	$ 80,398	$ 344	$ 2	$ 126,940
Depreciation, depletion and amortization	1,077	3,887	-	63	5,027
Segment operating income (loss)	3,436	2,817	94	(2,842)	3,505
Segment assets	29,008	53,742	74	3,059	85,883
Expenditures for segment assets	1,217	3,017	-	33	4,267
2003					
Revenues from external customers	$ 48,342	$ 71,493	$ 327	$ 3	$ 120,165
Depreciation, depletion and amortization	1,147	4,846	-	69	6,062
Segment operating income (loss)	5,012	1,702	17	(2,891)	3,840
Segment assets	27,829	49,063	157	5,486	82,535
Expenditures for segment assets	352	2,520	-	8	2,880
2002					
Revenues from external customers	$ 52,261	$ 75,892	$ 145	$ 3	$ 128,301
Depreciation, depletion and amortization	1,256	4,756	-	68	6,080
Segment operating income (loss)	4,885	3,839	(150)	(2,784)	5,790
Segment assets	28,731	49,188	40	5,413	83,372
Expenditures for segment assets	1,624	5,908	-	29	7,561

(a) The Construction Materials segment information for 2002 includes MDHI reflecting the purchase effective April 1, 2002.

(b) All other represents segments below the quantitative thresholds. The segments include a small real estate operation and the holding costs for certain mining interests that remain from the period the Company maintained significant interests in mining operations.

(c) Corporate assets consist primarily of cash and cash equivalents.

All long-lived assets are in the United States. During 2004, no customer in either segment accounted for 10% or more of total sales of the Company.

12. ADJUSTMENTS MADE DURING THE FOURTH QUARTER

The Company recorded two material adjustments during the fourth quarter of 2004. A $900,000 increase in workers' compensation expense was recorded based upon an actuarial analysis. The second adjustment reduced the effective income tax rate reflecting certain income tax contingencies. The Company also wrote-off the remaining inventories associated with a product manufactured at the Phoenix plant.

13. SUBSEQUENT EVENTS

On March 24, 2005, the Company announced its intention to commence a modified Dutch auction tender offer for up to 400,000 shares of the Company's common stock, at a purchase price no greater than $30.50 nor less than $27.50. Under the terms of the proposed offer, the Company will select the lowest purchase price that will allow it to purchase the lesser of (1) all of the shares validly tendered prior to the expiration date, or (2) 400,000 shares. The Company intends to fund the tender offer by increasing its borrowings under its revolving credit facility and term loan which was established pursuant to the Revolving Credit and Term Loan Agreement, dated as of September 5, 2003, as amended on May 29, 2004. The Company has received a commitment from its lenders to increase its borrowings under the term loan by $12.5 million to fund the tender offer.

The Company has not commenced the tender offer. When the tender offer is commenced, it will be made in accordance with all applicable securities laws and will include the filing of appropriate materials with the SEC and the mailing of appropriate materials to the stockholders of the Company. The Company's stockholders and other interested parties are urged to read the Company's tender offer statement and related exhibits mailed to them and filed with the SEC when they become available because they will contain important information. Company stockholders will also be able to obtain such documents free of charge at the commission's website, www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Continental Materials Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Continental Materials Corporation and its subsidiaries at January 1, 2005 and January 3, 2004, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois

April 7, 2005

FORM 10-K

The Company has filed its 2004 annual report on SEC Form 10-K with the Securities and Exchange Commission and with the American Stock Exchange. The report on Form 10-K contains additional information not included in this annual report to shareholders, but available on request. The Company will provide a copy of the 10-K report including the financial statements and schedules thereto, without charge, to any person from whom a proxy is solicited for the 2005 annual meeting, upon that person's written request to Mark S. Nichter, 200 South Wacker Drive, Suite 4000, Chicago, Illinois 60606-5821.

TRANSFER AGENT AND REGISTRAR

LaSalle National Bank
135 South LaSalle Street
Chicago, Illinois 60603
800.246.5761

ANNUAL MEETING

The annual meeting of shareholders will be held Wednesday, May 25, 2005. Formal notice will be sent to all shareholders in April.

cmc

CONTINENTAL MATERIALS CORPORATION
200 South Wacker Drive
Suite 4000
Chicago, IL 60606

CMC

CONTINENTAL
MATERIALS
CORPORATION

•

200 SOUTH WACKER DRIVE
SUITE 4000
CHICAGO, IL 60606